UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005662

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 12, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	January 25, 2004

Mr. Alfred Barreto, Jr.
Partner
Consor Partners
475 Gate Five Road, Suite 320
Sausalito, CA 94965

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Barreto:

We have received your letter, dated December 18, 2003, in which you request on behalf of Consor Partners (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 11, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective December 11, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from December 11, 2003, the effective date of the Firm's registration with the Commission.

1278692

~~125-8345~~

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

McH

CONSOR PARTNERS

475 Gate Five Road, Suite 320, Sausalito, CA 94965
T (415) 332-0490 F (415) 332-1491
WWW.CONSORPARTNERS.COM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2003
DIVISION OF MARKET REGULATION

December 18, 2003

Thomas McGowan
Assistant Director
SEC Market Regulation
450 5th Street N.W.
Mail Stop 10-1
Washington, DC 20549

Re: Consor Advisors, LLC, SEC File # **8-66094**

Dear Mr. McGowan:

I am writing to ask for an exemption from submitting a certified annual financial audit for the period that Consor Advisors LLC (the broker dealer) was operational during calendar year 2003. The firm was authorized to operate as a broker dealer effective 12/11/2003, but we anticipate no securities' transactions for the period 12/11/03 – 12/31/03. If granted this exemption, Consor Advisors' certified financial audit for 2004 would include the portion of 2003 that the broker dealer was operational. The firm's CRD number is 128094 and the firm's SEC number is 8-66094.

The purpose for the exemption is to spare my firm from incurring the expense of an audit for the three weeks my firm was operational in 2003. My firm will file the FOCUS IIA report for the quarter ended 12/31/2003, our fiscal year end, and the firm's 2004 audit will include all activity for the three weeks of 2003 and all of 2004.

I appreciate your consideration of this matter. Should you have any questions or require additional information, please don't hesitate to call me at 415-332-0433.

Sincerely,

Alfredo Barreto, Jr.
Partner